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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (Amendment No.  3  )*



                                 DAN RIVER INC.
                                (Name of Issuer)



                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                   235774 10 6
                                 (CUSIP Number)

                          -----------------------------

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 /  / Rule 13d-1(b)

                 /  / Rule 13d-1(c)

                 /  / Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures as provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP NO.  235774 10 6
           ----------------

(1)       Names of Reporting Persons.
          I.R.S. Identification Nos. of Above Persons (entities only)

                    Joseph L. Lanier, Jr.
          -----------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group       (A)  [   ]
                                                                 (B)  [ X ]
          -----------------------------------------------------------------
(3)       SEC Use Only
          -----------------------------------------------------------------
(4)       Citizenship or Place of Organization

                    United States of America
          -----------------------------------------------------------------
(5)       Sole Voting Power

                    2,296,420
          -----------------------------------------------------------------
(6)       Shared Voting Power

                    0
          -----------------------------------------------------------------
(7)       Sole Dispositive Power

                    1,043,530
          -----------------------------------------------------------------
(8)       Shared Dispositive Power

                    0
          -----------------------------------------------------------------
(9)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

                    2,296,420
          -----------------------------------------------------------------
(10)      Check Box if the Aggregate Amount in Row 9 Excludes
          Certain Shares                                              [   ]
          -----------------------------------------------------------------
(11)      Percent of Class Represented by Amount in Row 9

                    9.9%
          -----------------------------------------------------------------
(12)      Type of Reporting Person

                    IN
          -----------------------------------------------------------------


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

    Under the Securities Exchange Act of 1934

Item 1.

            (a)     Name of Issuer:
                            Dan River Inc.

            (b)     Address of Issuer's Principal Executive Offices:
                            2291 Memorial Drive
                            Danville, Virginia 24541

Item 2.

            (a)     Name of Person Filing:
                            Joseph L. Lanier, Jr.

            (b)     Address of Principal Business Office or, If None, Residence:
                            2291 Memorial Drive
                            Danville, Virginia 24541

            (c)     Citizenship:
                            United States of America

            (d)     Title of Class of Securities:
                            Class A Common Stock, par value $.01 per share

            (e)     CUSIP Number:
                            235774 10 6(2)

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)     []      Broker or dealer registration under section 15 of
                            the Act (15 U.S.C. 78o).

            (b)     []      Bank as defined in section 3(a)(6) of the Act
                            (15 U.S.C. 78c).

            (c)     []      Insurance company as defined in section 3(a)(19) of
                            the Act (15 U.S.C. 78c).

            (d)     []      Investment company registered under section 8 of the
                            Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e)     []      An investment adviser in accordance with Section
                            240.13d-1(b)(1)ii)(E);

            (f)     []      An employee benefit plan or endowment fund in
                            accordance with section 240.13d-1(b)(1)(ii)(F);

            (g)     []      A parent holding company or control person in
                            accordance with section 240.13d-1(b)(1)(ii)(G);


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            (h)     []      A savings associations as defined in Section 3(b)
                            of the Federal Deposit Insurance Act (12 U.S.C.
                            1813);

            (i)     []      A church plan that is excluded from the definition
                            of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                            80a-3);

            (j)     []      Group, in accordance with section
                            240.13d-1(b)(1)(ii)(J).

            Not Applicable.

Item 4.     Ownership:

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)     Amount Beneficially Owned:        2,296,420 Shares

            Note: Includes 2,062,070 shares of the Company's Class B Common Stock, par value $.01 per share ("Class B Common Stock"), which are not registered pursuant to Section 12(b) of the Act, but which are convertible, subject to certain conditions, into a like number of shares of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"), CUSIP No. 235774 10 6, which is registered pursuant to Section 12(b) of the Act. The Class B Common Stock is entitled to 4.39 votes per share whereas the Class A Common Stock is entitled to one vote per share. Of the 2,062,070 outstanding shares of Class B Common Stock, 1,221,890 shares are owned by certain members of Mr. Lanier's family and other members of the Company's senior management and their families. Mr. Lanier is entitled to vote these shares pursuant to the terms of a Voting
                            Agreement dated November 20, 1997 as amended
                            December 16, 1997 (the "Voting Agreement"). Mr. Lanier disclaims beneficial ownership as to these shares.

                            Includes 31,000 shares of Class A Common Stock owned by Mr. Lanier's wife. Mr. Lanier disclaims beneficial ownership as to these shares.

                            Includes 203,250 shares of Class A Common Stock which are subject to presently exercisable options held by Mr. Lanier.

                            Stock ownership information is as of December 31, 2000.

            (b)     Percent of Class:                          9.9%
            Note: This percentage assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock on a share for share basis. The Class B Common Stock


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                            represents approximately 31% of the aggregate
                            voting power of the Company's Common Stock. Also assumes exercise of all options to purchase Class A Common Stock to the extent such options are exercisable within 60 days.

            (c)     Number of shares as to which such person has:

                            (i)    sole power to vote or
                                   direct to vote:                  2,296,420

                                   (See "Note" in Item 4. (a)
                                   above.)

                            (ii)   shared power to vote or
                                   direct the vote                  0

                            (iii)  sole power to dispose or
                                   direct the disposition of:       1,043,530

                            (iv)   shared power to dispose or
                                   direct the disposition of:       0

Item 5.     Ownership of Five Percent or Less of a Class:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Included in the shares beneficially owned by Mr. Lanier as listed under Item 4.(a) and Item 4.(c)(i) are shares beneficially owned by certain members of the senior management of the Company and their families who are parties to the Voting Agreement whereby Mr. Lanier has the right to vote all 1,221,890 shares of Class B Common Stock owned by them. None of these individuals beneficially owns more than five percent of the outstanding Common Stock of the Company. See "Note" in Item 4.(a) above.

Item. 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable.


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Item 9.     Notice of Dissolution of the Group:

            Not Applicable.

Item 10.    Certification:

            Not Applicable.


    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February ___, 2001                 /s/ Joseph L. Lanier, Jr.
                                          -----------------------------------
                                          Joseph L. Lanier, Jr.
